Exhibit 3.2

CERTIFICATE OF AMENDMENT
OF THE
EIGHTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
EDGE THERAPEUTICS, INC.

Edge Therapeutics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”),

DOES HEREBY CERTIFY THAT:

FIRST: The name of Corporation is Edge Therapeutics, Inc.

SECOND: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Eighth Amended and Restated Certificate of Incorporation as follows:

Subsection (a) of ARTICLE IV – CAPITALIZATION shall be deleted and the following paragraphs shall be inserted in lieu thereof:

“(a)           Authorized Shares. The total number of shares of stock which the Corporation shall have authority to issue is Eighty Million (80,000,000), consisting of Seventy-Five Million (75,000,000) shares of Common Stock, par value $0.00033 per share (“Common Stock”), and Five Million (5,000,000) shares of Preferred Stock, par value $0.00033 per share (“Preferred Stock”). Such stock may be issued from time to time by the Corporation for such consideration as may be fixed by the board of directors of the Corporation (the “Board of Directors”).

Except as otherwise provided by law, the shares of stock of the Corporation, regardless of class, may be issued by the Corporation from time to time in such amounts, for such consideration and for such corporate purposes as the Board of Directors may from time to time determine.

Contingent and effective upon the filing of this Certificate of Amendment to the Eighth Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”) with the Secretary of State of the State of Delaware (the “Effective Time”), each twenty (20) shares of the Corporation’s Common Stock, par value $0.00033 per share, issued and outstanding prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $0.00033 per share, of the Corporation (the “Reverse Split”). No fractional share shall be issued in connection with the foregoing combination of the shares pursuant to the Reverse Split. The Corporation will pay in cash the fair value of such fractional shares, without interest and as determined in good faith by the Board of Directors of the Corporation when those entitled to receive such fractional shares are determined.”

THIRD: Thereafter pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted at a Special Meeting of Stockholders held on March 14, 2019, in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

[Remainder of the Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment as of the 15th day of March, 2019.

EDGE THERAPEUTICS, INC.

By:	/s/ Brian A. Leuthner
Name:	Brian A. Leuthner
Title:	President and Chief Executive Officer